Exhibit 21.1

Subsidiaries of NSTAR

State of Incorporation
Boston Edison Company	Massachusetts

Commonwealth Electric Company	Massachusetts

Cambridge Electric Light Company	Massachusetts

Canal Electric Company	Massachusetts

NSTAR Gas Company	Massachusetts

Hopkinton LNG Corp.	Massachusetts

Advanced Energy Systems, Inc.	Massachusetts

Harbor Electric Energy Company	Massachusetts

BEC Funding LLC	Delaware

BEC Funding II, LLC	Delaware

CEC Funding, LLC	Delaware

NSTAR Communications, Inc.	Massachusetts

MATEP, LLC	Delaware

NSTAR Electric & Gas Corporation	Massachusetts